EXHIBIT 13.2
Condensed consolidated statement of income

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $, except per share amounts)	2022	2021	2022	2021

Revenues
Canadian Natural Gas Pipelines	1,234	1,129	3,497	3,374
U.S. Natural Gas Pipelines	1,449	1,275	4,295	3,832
Mexico Natural Gas Pipelines	179	153	487	456
Liquids Pipelines	691	563	2,051	1,652
Power and Storage	246	120	606	489
	3,799	3,240	10,936	9,803
Income from Equity Investments	322	265	763	681
Operating and Other Expenses
Plant operating costs and other	1,342	1,160	3,521	3,005
Commodity purchases resold	128	—	429	—
Property taxes	214	191	634	583
Depreciation and amortization	653	610	1,914	1,888
Goodwill and asset impairment charges and other	—	—	571	2,854
	2,337	1,961	7,069	8,330
Gain on Sale of Assets	—	—	—	17
Financial Charges
Interest expense	666	596	1,866	1,749
Allowance for funds used during construction	(116)	(81)	(254)	(195)
Interest income and other	242	76	224	(113)
	792	591	1,836	1,441
Income before Income Taxes	992	953	2,794	730
Income Tax Expense/(Recovery)
Current	110	152	479	419
Deferred	12	(17)	114	(577)
	122	135	593	(158)
Net Income	870	818	2,201	888
Net income attributable to non-controlling interests	8	8	28	83
Net Income Attributable to Controlling Interests	862	810	2,173	805
Preferred share dividends	21	31	85	108
Net Income Attributable to Common Shares	841	779	2,088	697
Net Income per Common Share
Basic and diluted	$0.84	$0.80	$2.11	$0.72
Weighted Average Number of Common Shares (millions)
Basic	1,000	979	988	970
Diluted	1,000	979	989	970
See accompanying Notes to the Condensed consolidated financial statements.
TC Energy Third Quarter 2022 | 53

Condensed consolidated statement of comprehensive income

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2022	2021	2022	2021

Net Income	870	818	2,201	888
Other Comprehensive Income, Net of Income Taxes
Foreign currency translation gains and losses on net investment in foreign operations	1,510	450	1,872	(81)
Change in fair value of net investment hedges	(67)	(27)	(75)	(3)
Change in fair value of cash flow hedges	(20)	(15)	(8)	(15)
Reclassification to net income of gains and losses on cash flow hedges	15	15	30	33
Reclassification to net income of actuarial gains and losses on pension and other post-retirement benefit plans	2	5	6	12
Other comprehensive (loss)/income on equity investments	(2)	25	343	155
Other comprehensive income	1,438	453	2,168	101
Comprehensive Income	2,308	1,271	4,369	989
Comprehensive income attributable to non-controlling interests	16	10	38	73
Comprehensive Income Attributable to Controlling Interests	2,292	1,261	4,331	916
Preferred share dividends	21	31	85	108
Comprehensive Income Attributable to Common Shares	2,271	1,230	4,246	808
See accompanying Notes to the Condensed consolidated financial statements.

54 | TC Energy Third Quarter 2022

Condensed consolidated statement of cash flows

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2022	2021	2022	2021

Cash Generated from Operations
Net income	870	818	2,201	888
Depreciation and amortization	653	610	1,914	1,888
Goodwill and asset impairment charges and other	—	—	571	2,854
Deferred income taxes	12	(17)	114	(577)
Income from equity investments	(322)	(265)	(763)	(681)
Distributions received from operating activities of equity investments	267	238	709	740
Employee post-retirement benefits funding, net of expense	(11)	8	(22)	14
Gain on sale of assets	—	—	—	(17)
Equity allowance for funds used during construction	(78)	(59)	(176)	(138)
Unrealized losses on financial instruments	241	168	337	210
Foreign exchange losses on loan receivable from affiliate	—	42	28	45
Other	2	(58)	(52)	(105)
Decrease/(increase) in operating working capital	67	227	(511)	(32)
Net cash provided by operations	1,701	1,712	4,350	5,089
Investing Activities
Capital expenditures	(1,837)	(1,446)	(4,608)	(4,305)
Contributions to equity investments	(746)	(241)	(2,380)	(706)
Keystone XL contractual recoveries	95	—	568	—
Loans to affiliate repaid/(issued), net	101	(620)	(11)	(840)
Other distributions from equity investments	1,205	—	2,436	—
Deferred amounts and other	49	(66)	(4)	(470)
Net cash used in investing activities	(1,133)	(2,373)	(3,999)	(6,321)
Financing Activities
Notes payable issued/(repaid), net	458	1,448	672	(1,012)
Long-term debt issued, net of issue costs	(2)	47	2,508	7,798
Long-term debt repaid	(1,287)	—	(1,313)	(980)
Junior subordinated notes issued, net of issue costs	—	—	1,008	495
Redeemable non-controlling interest repurchased	—	—	—	(633)
Dividends on common shares	(885)	(852)	(2,623)	(2,465)
Dividends on preferred shares	(21)	(32)	(84)	(109)
Distributions to non-controlling interests	(10)	(8)	(33)	(67)
Distributions on Class C Interests	(7)	(11)	(30)	(11)
Common shares issued, net of issue costs	1,742	4	1,900	64
Preferred shares redeemed	—	—	(1,000)	(500)
Other	6	—	23	(15)
Net cash (used in)/provided by financing activities	(6)	596	1,028	2,565
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	94	34	108	(6)
Increase/(Decrease) in Cash and Cash Equivalents	656	(31)	1,487	1,327
Cash and Cash Equivalents
Beginning of period	1,504	2,888	673	1,530
Cash and Cash Equivalents
End of period	2,160	2,857	2,160	2,857
See accompanying Notes to the Condensed consolidated financial statements.
TC Energy Third Quarter 2022 | 55

Condensed consolidated balance sheet

(unaudited - millions of Canadian $)		September 30, 2022	December 31, 2021

ASSETS
Current Assets
Cash and cash equivalents		2,160	673
Accounts receivable		3,557	3,092
Loans receivable from affiliates		—	1,217
Inventories		1,080	724
Other current assets		2,103	1,717
		8,900	7,423
Plant, Property and Equipment	net of accumulated depreciation of $34,262 and $31,930, respectively	75,030	70,182
Equity Investments		11,664	8,441
Long-Term Loans Receivable from Affiliate		250	238
Restricted Investments		1,997	2,182
Regulatory Assets		2,019	1,767
Net Investment in Leases		2,097	—
Goodwill		13,050	12,582
Other Long-Term Assets		1,795	1,403
		116,802	104,218
LIABILITIES
Current Liabilities
Notes payable		6,238	5,166
Accounts payable and other		7,835	5,099
Dividends payable		923	879
Accrued interest		687	577
Current portion of long-term debt		1,082	1,320
		16,765	13,041
Regulatory Liabilities		4,397	4,300
Other Long-Term Liabilities		1,236	1,059
Deferred Income Tax Liabilities		6,949	6,142
Long-Term Debt		40,918	37,341
Junior Subordinated Notes		10,634	8,939
		80,899	70,822
EQUITY
Common shares, no par value		28,647	26,716
Issued and outstanding:	September 30, 2022 – 1,012 million shares December 31, 2021 – 981 million shares
Preferred shares		2,499	3,487
Additional paid-in capital		720	729
Retained earnings		3,183	3,773
Accumulated other comprehensive income/(loss)		724	(1,434)
Controlling Interests		35,773	33,271
Non-Controlling Interests		130	125
		35,903	33,396
		116,802	104,218
Contingencies and Guarantees (Note 15)
Variable Interest Entities (Note 16)
See accompanying Notes to the Condensed consolidated financial statements.
56 | TC Energy Third Quarter 2022

Condensed consolidated statement of equity

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2022	2021	2022	2021

Common Shares
Balance at beginning of period	26,891	26,618	26,716	24,488
Shares issued:
Under public offering, net of issue costs	1,754	—	1,754	—
Exercise of stock options	2	4	177	71
Acquisition of TC PipeLines, LP, net of transaction costs	—	—	—	2,063
Balance at end of period	28,647	26,622	28,647	26,622
Preferred Shares
Balance at beginning of period	2,499	3,487	3,487	3,980
Redemption of shares	—	—	(988)	(493)
Balance at end of period	2,499	3,487	2,499	3,487
Additional Paid-In Capital
Balance at beginning of period	717	734	729	2
Keystone XL project-level credit facility retirement and issuance of Class C Interests	—	—	—	737
Acquisition of TC PipeLines, LP	—	—	—	(398)
Repurchase of redeemable non-controlling interest	—	—	—	394
Issuance of stock options, net of exercises	3	2	(9)	1
Balance at end of period	720	736	720	736
Retained Earnings
Balance at beginning of period	3,254	3,596	3,773	5,367
Net income attributable to controlling interests	862	810	2,173	805
Common share dividends	(912)	(851)	(2,681)	(2,555)
Preferred share dividends	(21)	(32)	(70)	(87)
Redemption of preferred shares	—	—	(12)	(7)
Balance at end of period	3,183	3,523	3,183	3,523
Accumulated Other Comprehensive Income/(Loss)
Balance at beginning of period	(706)	(2,426)	(1,434)	(2,439)
Other comprehensive income attributable to controlling interests	1,430	451	2,158	111
Acquisition of TC PipeLines, LP	—	—	—	353
Balance at end of period	724	(1,975)	724	(1,975)
Equity Attributable to Controlling Interests	35,773	32,393	35,773	32,393
Equity Attributable to Non-Controlling Interests
Balance at beginning of period	123	122	125	1,682
Net income attributable to non-controlling interests	8	8	28	82
Other comprehensive income/(loss) attributable to non-controlling interests	8	2	10	(10)
Distributions declared to non-controlling interests	(9)	(8)	(33)	(67)
Acquisition of TC PipeLines, LP	—	—	—	(1,563)
Balance at end of period	130	124	130	124
Total Equity	35,903	32,517	35,903	32,517
See accompanying Notes to the Condensed consolidated financial statements.
TC Energy Third Quarter 2022 | 57

Notes to Condensed consolidated financial statements
(unaudited)
1. BASIS OF PRESENTATION
These Condensed consolidated financial statements of TC Energy Corporation (TC Energy or the Company) have been prepared by management in accordance with U.S. GAAP. The accounting policies applied are consistent with those outlined in TC Energy’s annual audited Consolidated financial statements for the year ended December 31, 2021, except as described in Note 2, Accounting changes. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the 2021 audited Consolidated financial statements included in TC Energy’s 2021 Annual Report.
These Condensed consolidated financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Condensed consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2021 audited Consolidated financial statements included in TC Energy’s 2021 Annual Report. Certain comparative figures have been adjusted to reflect the current period's presentation.
Earnings for interim periods may not be indicative of results for the fiscal year in certain of the Company’s segments primarily due to:
•Natural gas pipelines segments – the timing of regulatory decisions and negotiated rate case settlements as well as seasonal fluctuations in short-term throughput volumes on U.S. pipelines
•Liquids Pipelines – fluctuations in throughput volumes on the Keystone Pipeline System and marketing activities
•Power and Storage – the impacts of seasonal weather conditions on customer demand, market supply and prices of natural gas and power as well as maintenance outages in certain of the Company’s investments in electrical power generation plants and Canadian non-regulated gas storage facilities.
Use of Estimates and Judgments
In preparing these financial statements, TC Energy is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these Condensed consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the annual audited Consolidated financial statements for the year ended December 31, 2021, except as described in Note 2, Accounting changes.
Net Investment in Sales-Type Leases
In August 2022, TC Energy announced a strategic alliance with the Comisión Federal de Electricidad (CFE) for the development of new natural gas infrastructure in central and southeast Mexico under a single, U.S. dollar-denominated take-or-pay contract that extends through 2055. The new Transportation Service Agreement (TSA) between the Company's Mexico-based subsidiary Transportadora de Gas Natural de la Huasteca (TGNH) and the CFE was determined to contain a lease with multiple sales-type lease components, as a result of which the Company recorded a net investment in sales-type leases adjusted for the amount of related expected credit losses. Refer to Note 8, TGNH strategic alliance with the CFE, for the accounting policy as well as critical accounting estimates and judgments with respect to the sales-type leases and related expected credit losses.
Variable Interest Entities
In third quarter 2022, there was a reconsideration event with respect to performing the primary beneficiary analysis for the Company’s investment in Coastal GasLink Pipeline Limited Partnership (Coastal GasLink LP) as a result of revised project agreements and TC Energy’s equity contribution. Refer to Note 16, Variable Interest Entities, for further information.

58 | TC Energy Third Quarter 2022

2. ACCOUNTING CHANGES
Reference Rate Reform
In March 2020, FASB issued optional guidance with respect to the expected cessation of the U.S. dollar London Interbank Offered Rate (LIBOR), for which certain rate settings ceased to be published at the end of 2021 with full cessation by mid-2023. The guidance provides optional practical expedients for contracts and hedging relationships that are affected by reference rate reform if certain criteria are met. The Company expects to use practical expedients available in the guidance to treat contract modifications as events that do not require contract remeasurement or reassessment of previous accounting determinations. As such, these changes are not expected to have a material impact on the Company's consolidated financial statements.
To date, the Company has completed its analysis of contracts impacted by reference rate reform as well as the necessary system changes to facilitate the adoption of the proposed standard market reference rates. For the nine months ended September 30, 2022, the Company has not identified any applicable contract modifications as a result of reference rate reform. TC Energy continues to monitor any new developments with respect to this guidance.
On May 16, 2022, Refinitiv Benchmark Services (UK) Limited, the administrator of the Canadian Dollar Offered Rate (CDOR), announced that the calculation and publication of all tenors of CDOR will permanently cease following a final publication on June 28, 2024. The Company is currently evaluating the impact of this guidance on contracts and financial instruments with variable rate components that reference CDOR and has not yet determined the effect on its consolidated financial statements.
Changes in Accounting Policies for 2022
Government Assistance
In November 2021, the FASB issued new guidance that expands annual disclosure requirements for entities that account for a transaction with a government by applying a grant or contribution accounting model by analogy to other accounting guidance. Entities are required to disclose the nature of the transactions, the related accounting policies used to account for the transactions, the effect of the transactions on an entity’s financial statements and any significant terms and conditions of the transaction. This new guidance is effective for annual disclosure requirements at December 31, 2022 and can be applied either prospectively or retrospectively, with early application permitted. The Company adopted the guidance effective January 1, 2022 on a prospective basis and it did not have a material impact on the Company's consolidated financial statements.
Contract Assets and Liabilities from Contracts with Customers
In October 2021, the FASB issued new guidance that amends the accounting for contract assets and liabilities from contracts with customers acquired in a business combination. At the acquisition date, an acquirer should account for the contract assets and liabilities in accordance with guidance on revenue from contracts with customers. This new guidance is effective January 1, 2023 and is applied prospectively with early adoption permitted. Early adoption requires the application of the amendments retrospectively to all business combinations with an acquisition date in the year of early adoption. The Company elected to adopt the new guidance effective January 1, 2022 and it did not have any impact on the Company's consolidated financial statements.

TC Energy Third Quarter 2022 | 59

3. SEGMENTED INFORMATION

three months ended September 30, 2022	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,234	1,449	179	691	246	—		3,799
Intersegment revenues	—	35	—	—	—	(35)	[2]	—
	1,234	1,484	179	691	246	(35)		3,799
Income from equity investments	5	61	39	14	203	—		322
Plant operating costs and other[3]	(450)	(497)	(85)	(201)	(135)	26	[2]	(1,342)
Commodity purchase resold	—	—	—	(123)	(5)	—		(128)
Property taxes	(76)	(107)	—	(30)	(1)	—		(214)
Depreciation and amortization	(304)	(227)	(20)	(83)	(19)	—		(653)
Segmented Earnings/(Losses)	409	714	113	268	289	(9)		1,784
Interest expense								(666)
Allowance for funds used during construction								116
Interest income and other								(242)
Income before Income Taxes								992
Income tax expense								(122)
Net Income								870
Net income attributable to non-controlling interests								(8)
Net Income Attributable to Controlling Interests								862
Preferred share dividends								(21)
Net Income Attributable to Common Shares								841
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3    The Mexico Natural Gas Pipelines segment includes a $71 million (US$53 million) expected credit loss provision with respect to net investment in leases recognized with the commencement of the new TGNH TSA. Refer to Note 8, TGNH strategic alliance with the CFE, for additional information.
60 | TC Energy Third Quarter 2022

three months ended September 30, 2021	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,129	1,275	153	563	120	—		3,240
Intersegment revenues	—	36	—	—	1	(37)	[2]	—
	1,129	1,311	153	563	121	(37)		3,240
Income from equity investments	4	54	34	18	113	42	[3]	265
Plant operating costs and other[4]	(427)	(385)	(16)	(194)	(97)	(41)	[2]	(1,160)
Property taxes	(75)	(93)	—	(22)	(1)	—		(191)
Depreciation and amortization	(288)	(195)	(27)	(80)	(20)	—		(610)
Segmented Earnings/(Losses)	343	692	144	285	116	(36)		1,544
Interest expense								(596)
Allowance for funds used during construction								81
Interest income and other[3]								(76)
Income before Income Taxes								953
Income tax expense								(135)
Net Income								818
Net income attributable to non-controlling interests								(8)
Net Income Attributable to Controlling Interests								810
Preferred share dividends								(31)
Net Income Attributable to Common Shares								779
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange losses and gains on the affiliate receivable balance. Refer to Note 7, Loans receivable from affiliates, for additional information.
4Includes an $89 million expense with respect to transition payments incurred as part of the Voluntary Retirement Program.
TC Energy Third Quarter 2022 | 61

nine months ended September 30, 2022	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	3,497	4,295	487	2,051	606	—		10,936
Intersegment revenues	—	103	—	—	12	(115)	[2]	—
	3,497	4,398	487	2,051	618	(115)		10,936
Income from equity investments	14	199	96	41	385	28	[3]	763
Plant operating costs and other[4]	(1,246)	(1,320)	(112)	(545)	(397)	99	[2]	(3,521)
Commodity purchase resold	—	—	—	(414)	(15)	—		(429)
Property taxes	(227)	(316)	—	(88)	(3)	—		(634)
Depreciation and amortization	(886)	(655)	(76)	(244)	(53)	—		(1,914)
Goodwill impairment charge	—	(571)	—	—	—	—		(571)
Segmented Earnings	1,152	1,735	395	801	535	12		4,630
Interest expense								(1,866)
Allowance for funds used during construction								254
Interest income and other[3]								(224)
Income before Income Taxes								2,794
Income tax expense								(593)
Net Income								2,201
Net income attributable to non-controlling interests								(28)
Net Income Attributable to Controlling Interests								2,173
Preferred share dividends								(85)
Net Income Attributable to Common Shares								2,088
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange losses and gains on the affiliate receivable balance until March 15, 2022, when it was fully repaid upon maturity. Refer to Note 7, Loans receivable from affiliates, for additional information.
4The Mexico Natural Gas Pipelines segment includes a $71 million (US$53 million) expected credit loss provision with respect to net investment in leases recognized with the commencement of the new TGNH TSA. Refer to Note 8, TGNH strategic alliance with the CFE, for additional information.
62 | TC Energy Third Quarter 2022

nine months ended September 30, 2021	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	3,374	3,832	456	1,652	489	—		9,803
Intersegment revenues	—	110	—	—	14	(124)	[2]	—
	3,374	3,942	456	1,652	503	(124)		9,803
Income from equity investments	8	176	100	54	298	45	[3]	681
Plant operating costs and other[4]	(1,156)	(1,019)	(41)	(509)	(319)	39	[2]	(3,005)
Property taxes	(225)	(276)	—	(78)	(4)	—		(583)
Depreciation and amortization	(941)	(570)	(81)	(238)	(58)	—		(1,888)
Asset impairment charge and other	—	—	—	(2,854)	—	—		(2,854)
Gain on sale of assets	—	—	—	—	17	—		17
Segmented Earnings/(Losses)	1,060	2,253	434	(1,973)	437	(40)		2,171
Interest expense								(1,749)
Allowance for funds used during construction								195
Interest income and other[3]								113
Income before Income Taxes								730
Income tax recovery								158
Net Income								888
Net income attributable to non-controlling interests								(83)
Net Income Attributable to Controlling Interests								805
Preferred share dividends								(108)
Net Income Attributable to Common Shares								697
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange losses and gains on the affiliate receivable balance. Refer to Note 7, Loans receivable from affiliates, for additional information.
4Includes an $89 million expense with respect to transition payments incurred as part of the Voluntary Retirement Program.
Total Assets by Segment

(unaudited - millions of Canadian $)	September 30, 2022	December 31, 2021

Canadian Natural Gas Pipelines	29,321	25,213
U.S. Natural Gas Pipelines	50,411	45,502
Mexico Natural Gas Pipelines	8,963	7,547
Liquids Pipelines	15,659	14,951
Power and Storage	7,412	6,563
Corporate	5,036	4,442
	116,802	104,218
TC Energy Third Quarter 2022 | 63

4. REVENUES
Disaggregation of Revenues
The following tables summarize total Revenues for the three and nine months ended September 30, 2022 and 2021:

three months ended September 30, 2022	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	1,220	1,072	103	515	—	2,910
Power generation	—	—	—	—	140	140
Natural gas storage and other[1]	14	357	21	—	69	461
	1,234	1,429	124	515	209	3,511
Sales-type lease income[2]	—	—	55	—	—	55
Other revenues[3]	—	20	—	176	37	233
	1,234	1,449	179	691	246	3,799
1The Canadian Natural Gas Pipelines segment includes $14 million of fee revenues from an affiliate related to development and construction of the Coastal GasLink pipeline project which is 35 per cent owned by TC Energy.
2Represents sales-type lease income with respect to the new TGNH TSA. Refer to Note 8, TGNH strategic alliance with the CFE, for additional information.
3Other revenues include income from the Company's marketing activities and financial instruments. Refer to Note 14, Risk management and financial instruments, for additional information on financial instruments. Additionally, other revenues include $29 million of operating lease income.

three months ended September 30, 2021	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	1,109	967	146	520	—	2,742
Power generation	—	—	—	—	72	72
Natural gas storage and other[1]	20	296	7	1	59	383
	1,129	1,263	153	521	131	3,197
Other revenues[2]	—	12	—	42	(11)	43
	1,129	1,275	153	563	120	3,240
1The Canadian Natural Gas Pipelines segment includes $20 million of fee revenues from an affiliate related to development and construction of the Coastal GasLink pipeline project which is 35 per cent owned by TC Energy.
2Other revenues include income from the Company's marketing activities and financial instruments. Refer to Note 14, Risk management and financial instruments, for additional information on financial instruments. Additionally, other revenues include $31 million of operating lease income.

64 | TC Energy Third Quarter 2022

nine months ended September 30, 2022	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	3,444	3,303	396	1,488	—	8,631
Power generation	—	—	—	—	330	330
Natural gas storage and other[1]	53	980	36	3	274	1,346
	3,497	4,283	432	1,491	604	10,307
Sales-type lease income[2]	—	—	55	—	—	55
Other revenues[3]	—	12	—	560	2	574
	3,497	4,295	487	2,051	606	10,936
1The Canadian Natural Gas Pipelines segment includes $53 million of fee revenues from an affiliate related to development and construction of the Coastal GasLink pipeline project which is 35 per cent owned by TC Energy.
2Represents sales-type lease income with respect to the new TGNH TSA. Refer to Note 8, TGNH strategic alliance with the CFE, for additional information.
3Other revenues include income from the Company's marketing activities and financial instruments. Refer to Note 14, Risk management and financial instruments, for additional information on financial instruments. Additionally, other revenues include $90 million of operating lease income.

nine months ended September 30, 2021	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	3,304	3,034	433	1,491	—	8,262
Power generation	—	—	—	—	230	230
Natural gas storage and other[1]	70	753	23	3	217	1,066
	3,374	3,787	456	1,494	447	9,558
Other revenues[2]	—	45	—	158	42	245
	3,374	3,832	456	1,652	489	9,803
1The Canadian Natural Gas Pipelines segment includes $70 million of fee revenues from an affiliate related to development and construction of the Coastal GasLink pipeline project which is 35 per cent owned by TC Energy.
2Other revenues include income from the Company's marketing activities and financial instruments. Refer to Note 14, Risk management and financial instruments, for additional information on financial instruments. Additionally, other revenues include $95 million of operating lease income.
Contract Balances

(unaudited - millions of Canadian $)	September 30, 2022	December 31, 2021	Affected line item on the Condensed consolidated balance sheet

Receivables from contracts with customers	1,737	1,627	Accounts receivable
Contract assets	214	202	Other current assets
Long-term contract assets	358	249	Other long-term assets
Contract liabilities[1]	64	90	Accounts payable and other
Long-term contract liabilities	106	184	Other long-term liabilities
1During the nine months ended September 30, 2022, $11 million (2021 – $12 million) of revenues were recognized that were included in contract liabilities at the beginning of the period.
TC Energy Third Quarter 2022 | 65

Contract assets and long-term contract assets primarily relate to the Company’s right to revenues for services completed but not invoiced at the reporting date on long-term committed capacity natural gas pipelines contracts. The change in contract assets is primarily related to the transfer to Accounts receivable when these rights become unconditional and the customer is invoiced, as well as the recognition of additional revenues that remain to be invoiced. Contract liabilities and long-term contract liabilities primarily relate to force majeure fixed capacity payments previously received on long-term capacity arrangements in Mexico against which certain contract asset balances were netted in accordance with the terms of the new TGNH TSA.
Future Revenues from Remaining Performance Obligations
As at September 30, 2022, future revenues from long-term pipeline capacity arrangements and transportation as well as natural gas storage and other contracts extending through 2055 are approximately $23.6 billion, of which approximately $1.7 billion is expected to be recognized during the remainder of 2022.
5. GOODWILL
Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate it might be impaired. The Company can initially make this assessment based on qualitative factors. If the Company concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying value, it will then perform a quantitative goodwill impairment test.
Great Lakes
During first quarter 2022, TC Energy elected to pursue an unanticipated opportunity to extend the existing recourse rates on Great Lakes. This prompted the Company to re-evaluate the impact of maintaining recourse rates at the current level as opposed to moving forward with the previously presumed Great Lakes rate case process in 2022.
On March 18, 2022, Great Lakes reached a pre-filing settlement with its customers and filed an unopposed rate case settlement with FERC by which Great Lakes and the settling parties agreed to maintain existing recourse rates through October 31, 2025. While the settlement created short-term rate certainty, it prompted a re-evaluation of Great Lakes’ long-term free cash flows. With recourse rates maintained at the current level for the next three years, the expectation of increased contracting, growth and other near-term commercial and regulatory opportunities were negatively impacted.
Management performed a quantitative impairment test that evaluated a range of assumptions through a discounted cash flow analysis using a risk-adjusted discount rate. It was determined that the estimated fair value of the Great Lakes reporting unit no longer exceeded its carrying value, including goodwill, and that an impairment charge was necessary. As a result, the Company recorded a pre-tax goodwill impairment charge of $571 million ($531 million after tax) within the U.S. Natural Gas Pipelines segment that is included in Goodwill and asset impairment charges and other in the Company's Condensed consolidated statement of income. The remaining goodwill balance related to Great Lakes is US$122 million at September 30, 2022 (December 31, 2021 – US$573 million). There is a risk that continued reductions in future cash flow forecasts and adverse changes in other key assumptions could result in a future impairment of the goodwill balance relating to Great Lakes.
The Company has elected to allocate goodwill impairment charges first to goodwill that is non-deductible for income tax purposes, with any remaining charge allocated to tax-deductible goodwill. The majority of the Great Lakes goodwill impairment charge was allocated to non-deductible goodwill and the income tax recovery of $40 million was attributable to the portion of the goodwill that was deductible for income tax purposes.
66 | TC Energy Third Quarter 2022

6. INCOME TAXES
Effective Tax Rates
The effective income tax rates were 21 per cent and negative 22 per cent for the nine months ended September 30, 2022 and 2021, respectively. The increase in the effective income tax rate was primarily due to the impacts of the Keystone XL asset impairment charge and other recorded in 2021, as well as the settlement of Mexico income tax assessments discussed below and the non-tax deductible portion of the Great Lakes goodwill impairment charge recorded in the nine months ended September 30, 2022.
Mexico Tax Audit
In 2019, the Mexican tax authority, the Tax Administration Services (SAT), completed an audit of the 2013 tax return of one of the Company’s subsidiaries in Mexico. The audit resulted in a tax assessment that denied the deduction for all interest expense and an assessment of additional tax, penalties and financial charges totaling less than US$1 million. The Company disagreed with this assessment and commenced litigation to challenge it. In January 2022, TC Energy received the tax court’s ruling on the 2013 tax return, which upheld the SAT assessment. From September 2021 to February 2022, the SAT issued assessments for tax years 2014 through 2017 which denied the deduction of all interest expense as well as assessed incremental withholding tax on the interest. These assessments totaled approximately US$490 million in income and withholding taxes, interest, penalties and other financial charges.
On April 27, 2022, TC Energy settled with the SAT on all of the above matters for the tax years 2013 through 2021. In the nine months ended September 30, 2022, the Company recorded $195 million (US$152 million) of income tax expense (inclusive of withholding taxes, interest, penalties and other financial charges).
7. LOANS RECEIVABLE FROM AFFILIATES
Related party transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Sur de Texas
TC Energy holds a 60 per cent equity interest in a joint venture with IEnova to own the Sur de Texas pipeline, for which TC Energy is the operator. In 2017, TC Energy entered into a MXN$21.3 billion unsecured revolving credit facility with the joint venture, which bore interest at a floating rate and was fully repaid upon maturity on March 15, 2022 in the amount of approximately $1.2 billion.
The Company's Condensed consolidated statement of income reflected the related interest income and foreign exchange impact on this loan which were fully offset upon consolidation with corresponding amounts included in TC Energy’s proportionate share of Sur de Texas' equity earnings as follows:

(unaudited - millions of Canadian $)	three months ended September 30		nine months ended September 30		Affected line item in the Condensed consolidated statement of income
	2022	2021	2022	2021

Interest income[1]	—	22	19	64	Interest income and other
Interest expense[2]	—	(22)	(19)	(64)	Income from equity investments
Foreign exchange losses[1]	—	(42)	(28)	(45)	Interest income and other
Foreign exchange gains[1]	—	42	28	45	Income from equity investments
1Included in the Corporate segment.
2Included in the Mexico Natural Gas Pipelines segment.
TC Energy Third Quarter 2022 | 67

On March 15, 2022, as part of refinancing activities with the Sur de Texas joint venture the peso-denominated loan discussed above was replaced with a new U.S. dollar-denominated loan of an equivalent $1.2 billion (US$938 million) with a floating interest rate. On July 29, 2022, the Sur de Texas joint venture entered into an unsecured term loan agreement with third parties, the proceeds of which were used to fully repay the U.S. dollar-denominated inter-affiliate loan with TC Energy.
These inter-affiliate loans represented TC Energy's proportionate share of debt financing to the joint venture. The related repayments and issuance are included in Investing activities in the Company's Condensed consolidated statement of cash flows.
Coastal GasLink LP
TC Energy holds a 35 per cent equity interest in Coastal GasLink LP and has been contracted to develop and operate the Coastal GasLink pipeline.
Subordinated Demand Revolving Credit Facility
The Company has a subordinated demand revolving credit facility with Coastal GasLink LP to provide additional short-term liquidity and funding flexibility to the project. The facility bears interest at a floating market-based rate and had a capacity of $100 million with an outstanding balance of nil as at September 30, 2022 (December 31, 2021 – $1 million) reflected in Loans receivable from affiliates under Current assets on the Company's Condensed consolidated balance sheet.
Subordinated Loan Agreement
In 2021, TC Energy entered into a subordinated loan agreement with Coastal GasLink LP to provide interim temporary financing to fund incremental project costs as a bridge to a required increase in project-level financing. Under this agreement, financing was provided through a combination of interest-bearing loans subject to floating market-based interest rates and non-interest-bearing loans. Following amendments to this loan agreement on July 28, 2022, draws on this loan by Coastal GasLink LP will be provided through an interest-bearing loan, subject to a floating market-based interest rate, which will be repaid by the Coastal GasLink LP partners, including TC Energy, subsequent to the in-service date of the Coastal GasLink pipeline when final project costs are determined. The total capacity committed under this subordinated loan agreement was $2.1 billion with an available capacity of $1.8 billion and an outstanding balance of $250 million as at September 30, 2022 (December 31, 2021 – $238 million) that is reflected in Long-term loans receivable from affiliate on the Company’s Condensed consolidated balance sheet.
8. TGNH STRATEGIC ALLIANCE WITH THE CFE
Strategic Alliance with the CFE
On August 4, 2022, TC Energy announced a strategic alliance with Mexico’s state-owned electric utility, the CFE, for the development of new natural gas infrastructure in central and southeast Mexico. This alliance consolidates previous TSAs executed between TC Energy’s Mexico-based subsidiary TGNH and the CFE in connection with the Company's natural gas pipeline assets in central Mexico (including the Tamazunchale, Villa de Reyes and Tula pipelines) under a single, U.S. dollar-denominated take-or-pay contract that extends through 2055. This agreement also resolves and terminates previous international arbitrations with the CFE related to the Villa de Reyes and Tula pipelines.
In connection with the strategic alliance, TC Energy reached a final investment decision (FID) to proceed and build the Southeast Gateway pipeline, an offshore natural gas pipeline with an expected in-service date by mid-2025.
Additionally, TC Energy and the CFE agreed to jointly develop and complete the central segment of the Tula pipeline, subject to an FID. Under the new TSA, the Company will be responsible for operation and maintenance of the TGNH pipelines in service.
68 | TC Energy Third Quarter 2022

Subject to regulatory approvals from Mexico’s economic competition commission and the Regulatory Energy Commission, the strategic alliance provides the CFE with the ability to hold an equity interest in TGNH, which is conditional upon the CFE contributing capital, acquiring land and supporting permitting on the TGNH projects. Upon in-service of the Southeast Gateway pipeline, the CFE’s equity interest in TGNH would equal 15 per cent, which would increase to approximately 35 per cent upon expiry of the contract in 2055. Regulatory approvals related to the CFE's equity participation are expected to take up to 24 months.
Lease Arrangement
Accounting Policy and Critical Accounting Estimates and Judgments
The Company determines if a contract contains a lease at inception of a contract by using judgment in assessing the following aspects: 1) the contract specifies an identified asset which is physically distinct or, if not physically distinct, represents substantially all of the capacity of the asset; 2) the contract provides the customer with the right to obtain substantially all of the economic benefits from the use of the asset and 3) the customer has the right to direct how and for what purpose the identified asset is used throughout the period of the contract.
If the contract is determined to contain a lease, further judgment is required to identify separate lease components of the arrangement by assessing whether the lessee can benefit from the right of use either on its own or together with other resources that are readily available to the lessee, as well as if the right of use is neither highly dependent on nor highly interrelated with the other rights to use the underlying assets in the contract.
The Company considers non-lease components as distinct elements of a contract that are not related to the use of the leased asset. A good or service that is promised to a customer is distinct if: 1) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and 2) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.
The TSA executed between TC Energy and the CFE, as discussed above, contains a lease with multiple lease and non-lease components. The lease components represent the capacity available to the CFE provided by the pipelines in service which, at September 30, 2022, included the Tamazunchale pipeline, the north section of the Villa de Reyes pipeline and the east section of the Tula pipeline. The non-lease components represent the Company’s services with respect to operation and maintenance of the TGNH pipelines in service.
The contract consideration consisting of fixed toll payments is allocated to lease and non-lease components based on the standalone selling price for each distinct good or service within the contract using a combination of expected cost plus a margin and residual approach. In order to establish the expected cost plus a margin approach, the Company applied judgment to determine reasonable estimates of the expected future cost of satisfying the non-lease performance obligations.
The TGNH pipelines are regulated and tolls are designed to recover the cost of providing service. On this basis, the Company applied judgment to determine that, at the inception of the lease arrangement, the fair value of the underlying assets approximates the carrying value and the residual value approximates the remaining carrying value at the end of the lease term. There is no guaranteed residual value for the underlying assets; however, TC Energy expects to continue to operate the TGNH pipelines following the lease term expiration as long as there is supply and demand for natural gas in Mexico. At the inception of the lease arrangement, the Company determined that the present value of the sum of the future lease payments over the lease term exceeds substantially all of the fair value of the underlying TGNH pipelines in service and as such are classified as sales-type leases.
Net Investment in Sales-Type Leases
At September 30, 2022, the Company recognized an aggregate net investment in sales-type leases amounting to $2,393 million with no gains or losses recorded upon derecognition of the respective Plant, property and equipment.
TC Energy Third Quarter 2022 | 69

The following table lists the components of the aggregate Net investment in leases reflected on the Company's Condensed consolidated balance sheet:

(unaudited - millions of Canadian $)	September 30, 2022

Net Investment in Leases
Minimum lease payments	9,684
Unearned lease income	(7,230)
Lease receivable	2,454
Expected credit loss provision	(73)
Present value of unguaranteed residual value	12
2,393
Current portion included in Other current assets	(296)
2,097
Future lease payments to be received under the existing sales-type leases are as follows:

(unaudited - millions of Canadian $)	September 30, 2022

Less than one year	296
One to two years	296
Two to three years	296
Three to four years	296
Four to five years	296
More than five years	8,204
9,684
For the three and nine months ended September 30, 2022, the Company recorded $55 million of sales-type lease income included in the Mexico Natural Gas Pipelines segment. Refer to Note 4, Revenues, for further information.
The net investment in leases arising from sales-type leases is a financial asset subject to impairment using a lifetime expected loss approach at initial recognition and throughout the life of the financial asset. Expected credit losses (ECL) are calculated using a model and methodology based on assumptions and judgment considering historical data, current counterparty information as well as reasonable and supportable forecasts of future economic conditions. The Company’s methodology includes consideration of the probability of default (the probability that the lessee will default during the lease term), the loss given default (the economic loss as a proportion of the net investment in leases balance in the event of a default) and the exposure at default (the net investment in leases balance at the time of a hypothetical default) with one-year forward-looking information that includes assumptions for future macroeconomic conditions under three probability-weighted future scenarios. The macroeconomic factors considered most relevant to the lessee’s ability to settle the net investment in leases include Mexico's GDP, Mexico's government debt to GDP and Mexico's inflation.
The ECL amount is updated at each reporting date to reflect changes in assumptions and forecasts for future economic conditions. With respect to net investment in leases, for the three and nine months ended September 30, 2022, the Company recorded a $71 million (US$53 million) ECL provision before tax in Plant operating costs and other in the Condensed consolidated statement of income.
70 | TC Energy Third Quarter 2022

9. LONG-TERM DEBT
Long-Term Debt Issued
Long-term debt issued by the Company in the nine months ended September 30, 2022 included the following:

(unaudited - millions of Canadian $, unless otherwise noted)
Company	Issue date	Type	Maturity date	Amount	Interest rate

TRANSCANADA PIPELINES LIMITED
	May 2022	Medium Term Notes	May 2032	800	5.33%
	May 2022	Medium Term Notes	May 2026	400	4.35%
	May 2022	Medium Term Notes	May 2052	300	5.92%
ANR PIPELINE COMPANY
	May 2022	Senior Unsecured Notes	May 2032	US 300	3.43%
	May 2022	Senior Unsecured Notes	May 2034	US 200	3.58%
	May 2022	Senior Unsecured Notes	May 2037	US 200	3.73%
	May 2022	Senior Unsecured Notes	May 2029	US 100	3.26%
Long-Term Debt Retired
On August 1, 2022, TCPL retired US$1 billion of senior unsecured notes bearing interest at a fixed rate of 2.50 per cent.
Capitalized Interest
In the three and nine months ended September 30, 2022, TC Energy capitalized interest related to capital projects of $5 million and $11 million, respectively (2021 – $2 million and $20 million, respectively).
10. JUNIOR SUBORDINATED NOTES ISSUED
Junior subordinated notes issued by the Company in the nine months ended September 30, 2022 included the following:

(unaudited - millions of Canadian $, unless otherwise noted)
Company	Issue date	Type	Maturity date	Amount	Interest rate

TransCanada PipeLines Limited	March 2022	Junior Subordinated Notes[1]	March 2082	US 800	5.85%
1The junior subordinated notes were issued to TransCanada Trust, a financing trust subsidiary wholly owned by TCPL. While the obligations of TransCanada Trust are fully and unconditionally guaranteed by TCPL on a subordinated basis, TransCanada Trust is not consolidated in TC Energy's financial statements since TCPL does not have a variable interest in TransCanada Trust and the only substantive assets of TransCanada Trust are junior subordinated notes of TCPL.
In March 2022, TransCanada Trust (the Trust) issued US$800 million of Trust Notes – Series 2022-A to investors with a fixed interest rate of 5.60 per cent per annum for the first 10 years and resetting on the 10th anniversary and every five years thereafter. All of the proceeds of the issuance by the Trust were loaned to TCPL for US$800 million of junior subordinated notes of TCPL at an initial fixed rate of 5.85 per cent per annum, including a 0.25 per cent administration charge. The rate on the junior subordinated notes of TCPL will reset every five years commencing March 2032 until March 2052 to the then Five-Year Treasury Rate, as defined in the document governing the subordinated notes, plus 4.236 per cent per annum; from March 2052 until March 2082, the interest rate will reset every five years to the then Five-Year Treasury Rate plus 4.986 per cent per annum. The junior subordinated notes are callable at TCPL's option at any time from December 7, 2031 to March 7, 2032 and on each interest payment and reset date thereafter at 100 per cent of the principal amount plus accrued and unpaid interest to the date of redemption.
The junior subordinated notes are subordinated in right of payment to existing and future senior indebtedness and other obligations of TCPL.
TC Energy Third Quarter 2022 | 71

11. COMMON SHARES AND PREFERRED SHARES
The Board of Directors of TC Energy declared quarterly dividends as follows:

	three months ended September 30		nine months ended September 30
(unaudited - Canadian $, rounded to two decimals)	2022	2021	2022	2021

per common share	0.90	0.87	2.70	2.61

per Series 1 preferred share	0.22	0.22	0.65	0.65
per Series 2 preferred share	0.21	0.13	0.50	0.38
per Series 3 preferred share	0.11	0.11	0.32	0.32
per Series 4 preferred share	0.17	0.09	0.38	0.26
per Series 5 preferred share	0.12	0.12	0.37	0.37
per Series 6 preferred share	0.23	0.11	0.48	0.31
per Series 7 preferred share	0.24	0.24	0.73	0.73
per Series 9 preferred share	0.24	0.24	0.71	0.71
per Series 11 preferred share	0.21	0.21	0.42	0.42
per Series 13 preferred share	—	—	—	0.34
per Series 15 preferred share	—	0.31	0.31	0.61
Common Shares
On August 10, 2022, TC Energy issued 28,400,000 common shares at a price of $63.50 each for gross proceeds of approximately $1.8 billion. The Company will use the proceeds, directly or indirectly, together with other financing sources and cash on hand, to fund costs associated with the construction of the Southeast Gateway pipeline.
Dividend Reinvestment Plan
TC Energy has reinstated the issuance of common shares from treasury at a two per cent discount under its Dividend Reinvestment Plan commencing with the dividends declared on July 27, 2022.
Preferred Shares
On May 31, 2022, TC Energy redeemed all 40,000,000 issued and outstanding Series 15 preferred shares at a redemption price of $25.00 per share and paid the final quarterly dividend of $0.30625 per Series 15 preferred share, for the period up to but excluding May 31, 2022. The Company used the proceeds from the March 2022 issuance of US$800 million of junior subordinated notes through the Trust to finance this preferred share redemption.

72 | TC Energy Third Quarter 2022

12. OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)
Components of other comprehensive income, including the portion attributable to non-controlling interests and related tax effects, are as follows:

three months ended September 30, 2022	Before tax amount	Income tax (expense)/recovery	Net of tax amount
(unaudited - millions of Canadian $)

Foreign currency translation gains and losses on net investment in foreign operations	1,430	80	1,510
Change in fair value of net investment hedges	(89)	22	(67)
Change in fair value of cash flow hedges	(23)	3	(20)
Reclassification to net income of gains and losses on cash flow hedges	13	2	15
Reclassification to net income of actuarial gains and losses on pension and other post-retirement benefit plans	3	(1)	2
Other comprehensive loss on equity investments	(4)	2	(2)
Other Comprehensive Income	1,330	108	1,438

three months ended September 30, 2021	Before tax amount	Income tax (expense)/recovery	Net of tax amount
(unaudited - millions of Canadian $)

Foreign currency translation gains and losses on net investment in foreign operations	441	9	450
Change in fair value of net investment hedges	(36)	9	(27)
Change in fair value of cash flow hedges	(19)	4	(15)
Reclassification to net income of gains and losses on cash flow hedges	18	(3)	15
Reclassification to net income of actuarial gains and losses on pension and other post-retirement benefit plans	7	(2)	5
Other comprehensive income on equity investments	34	(9)	25
Other Comprehensive Income	445	8	453

nine months ended September 30, 2022	Before tax amount	Income tax (expense)/recovery	Net of tax amount
(unaudited - millions of Canadian $)

Foreign currency translation gains and losses on net investment in foreign operations	1,770	102	1,872
Change in fair value of net investment hedges	(100)	25	(75)
Change in fair value of cash flow hedges	(6)	(2)	(8)
Reclassification to net income of gains and losses on cash flow hedges	37	(7)	30
Reclassification to net income of actuarial gains and losses on pension and other post-retirement benefit plans	8	(2)	6
Other comprehensive income on equity investments	455	(112)	343
Other Comprehensive Income	2,164	4	2,168
TC Energy Third Quarter 2022 | 73

nine months ended September 30, 2021	Before tax amount	Income tax (expense)/recovery	Net of tax amount
(unaudited - millions of Canadian $)

Foreign currency translation gains and losses on net investment in foreign operations	(78)	(3)	(81)
Change in fair value of net investment hedges	(4)	1	(3)
Change in fair value of cash flow hedges	(19)	4	(15)
Reclassification to net income of gains and losses on cash flow hedges	41	(8)	33
Reclassification to net income of actuarial gains and losses on pension and other post-retirement benefit plans	16	(4)	12
Other comprehensive income on equity investments	207	(52)	155
Other Comprehensive Income	163	(62)	101
The changes in AOCI by component are as follows:

three months ended September 30, 2022	Currency translation adjustments	Cash flow hedges	Pension and other post-retirement benefit plans adjustments	Equity investments	Total[1]
(unaudited - millions of Canadian $)

AOCI balance at July 1, 2022	(657)	(85)	(109)	145	(706)
Other comprehensive income/(loss) before reclassifications[2]	1,435	(20)	—	(2)	1,413
Amounts reclassified from AOCI	—	15	2	—	17
Net current period other comprehensive income/(loss)	1,435	(5)	2	(2)	1,430
AOCI balance at September 30, 2022	778	(90)	(107)	143	724
1All amounts are net of tax. Amounts in parentheses indicate losses recorded to OCI.
2Other comprehensive income/(loss) before reclassifications on currency translation adjustments is net of a non-controlling interest gain of $8 million.

nine months ended September 30, 2022	Currency translation adjustments	Cash flow hedges	Pension and other post-retirement benefit plans adjustments	Equity investments	Total[1]
(unaudited - millions of Canadian $)

AOCI balance at January 1, 2022	(1,009)	(112)	(113)	(200)	(1,434)
Other comprehensive income/(loss) before reclassifications[2]	1,787	(8)	—	345	2,124
Amounts reclassified from AOCI[3]	—	30	6	(2)	34
Net current period other comprehensive income	1,787	22	6	343	2,158
AOCI balance at September 30, 2022	778	(90)	(107)	143	724
1All amounts are net of tax. Amounts in parentheses indicate losses recorded to OCI.
2Other comprehensive income/(loss) before reclassifications on currency translation adjustments is net of a non-controlling interest gain of $10 million.
3Losses related to cash flow hedges reported in AOCI and expected to be reclassified to net income in the next 12 months are estimated to be $54 million ($41 million, net of tax) at September 30, 2022. These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.
74 | TC Energy Third Quarter 2022

Details about reclassifications out of AOCI into the Condensed consolidated statement of income are as follows:

	three months ended September 30		nine months ended September 30		Affected line item in the Condensed consolidated statement of income[1]
(unaudited - millions of Canadian $)	2022	2021	2022	2021

Cash flow hedges
Commodities	(10)	(8)	(24)	(13)	Revenues (Power and Storage)
Interest rate	(3)	(10)	(13)	(28)	Interest expense
	(13)	(18)	(37)	(41)	Total before tax
	(2)	3	7	8	Income tax expense/(recovery)
	(15)	(15)	(30)	(33)	Net of tax
Pension and other post-retirement benefit plans
Amortization of actuarial losses	(3)	(7)	(8)	(16)	Plant operating costs and other[2]
	1	2	2	4	Income tax expense/(recovery)
	(2)	(5)	(6)	(12)	Net of tax
Equity investments
Equity income	1	(9)	3	(27)	Income from equity investments
	(1)	2	(1)	7	Income tax expense/(recovery)
	—	(7)	2	(20)	Net of tax
1All amounts in parentheses indicate expenses to the Condensed consolidated statement of income.
2These AOCI components are included in the computation of net benefit cost. Refer to Note 13, Employee post-retirement benefits, for additional information.
13. EMPLOYEE POST-RETIREMENT BENEFITS
The net benefit cost recognized for the Company’s pension benefit plans and other post-retirement benefit plans is as follows:

	three months ended September 30				nine months ended September 30
	Pension benefit plans		Other post-retirement benefit plans		Pension benefit plans		Other post-retirement benefit plans
(unaudited - millions of Canadian $)	2022	2021	2022	2021	2022	2021	2022	2021

Service cost[1]	36	44	2	2	108	129	4	5
Other components of net benefit cost[1]
Interest cost	32	30	4	3	94	90	10	9
Expected return on plan assets	(59)	(59)	(3)	(4)	(178)	(176)	(10)	(10)
Amortization of actuarial losses	3	7	—	—	8	18	1	1
Amortization of regulatory asset	3	6	—	1	9	20	1	2
	(21)	(16)	1	—	(67)	(48)	2	2
Net Benefit Cost	15	28	3	2	41	81	6	7
1Service cost and other components of net benefit cost are included in Plant operating costs and other in the Condensed consolidated statement of income.
TC Energy Third Quarter 2022 | 75

14. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Risk Management Overview
TC Energy has exposure to market risk and counterparty credit risk and has strategies, policies and limits in place to manage the impact of these risks on its earnings, cash flows and, ultimately, shareholder value.
Counterparty Credit Risk
TC Energy’s exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable and certain contractual recoveries, available-for-sale assets, the fair value of derivative assets, loans receivable and net investment in leases.
Market events causing disruptions in global energy demand and supply may contribute to economic uncertainties impacting a number of TC Energy's customers. While the majority of the Company's credit exposure is to large creditworthy entities, TC Energy maintains close monitoring and communication with those counterparties experiencing greater financial pressures. Refer to TC Energy's 2021 Annual Report for more information about the factors that mitigate the Company's counterparty credit risk exposure.
The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. TC Energy uses historical credit loss and recovery data, adjusted for management's judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other. At September 30, 2022, there were no significant credit risk concentrations and no significant amounts past due or impaired. For the three and nine months ended September 30, 2022, the Company recorded a $71 million (US$53 million) ECL provision before tax on the net investment in leases with respect to the new TGNH TSA. Refer to Note 8, TGNH strategic alliance with the CFE, for additional information.
The Company has significant credit and performance exposure to financial institutions that hold cash deposits and provide committed credit lines and letters of credit that help manage the Company's exposure to counterparties and provide liquidity in commodity, foreign exchange and interest rate derivative markets.
Net Investment in Foreign Operations
The Company hedges a portion of its net investment in foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps, foreign exchange forwards and foreign exchange options as appropriate.
The fair values and notional amounts for the derivatives designated as a net investment hedge were as follows:

	September 30, 2022		December 31, 2021
(unaudited - millions of Canadian $, unless otherwise noted)	Fair value[1,2]	Notional amount	Fair value[1,2]	Notional amount

U.S. dollar foreign exchange options (maturing 2022 to 2024)	(73)	US 3,600	(4)	US 3,800
U.S. dollar cross-currency interest rate swaps (maturing 2023 to 2025)	(11)	US 300	23	US 400
U.S. dollar foreign exchange forward contracts (maturing 2022)[3]	(2)	—	—	—
	(86)	US 3,900	19	US 4,200
1Fair value equals carrying value.
2No amounts have been excluded from the assessment of hedge effectiveness.
3Notional amount presented on a net basis.
76 | TC Energy Third Quarter 2022

The notional amounts and fair values of U.S. dollar-denominated debt designated as a net investment hedge were as follows:

(unaudited - millions of Canadian $, unless otherwise noted)	September 30, 2022	December 31, 2021

Notional amount	34,500 (US 25,100)	30,700 (US 24,200)
Fair value	32,000 (US 23,200)	35,500 (US 28,100)
Non-Derivative Financial Instruments
Fair value of non-derivative financial instruments
Available-for-sale assets are recorded at fair value which is calculated using quoted market prices where available. Certain non-derivative financial instruments included in Cash and cash equivalents, Accounts receivable, Loans receivable from affiliates, Other current assets, Long-term loans receivable from affiliate, Restricted investments, Net investment in leases, Other long-term assets, Notes payable, Accounts payable and other, Dividends payable, Accrued interest and Other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy, except for the Company's LMCI equity securities which are classified in Level I.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
Balance sheet presentation of non-derivative financial instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value and would be classified in Level II of the fair value hierarchy:

	September 30, 2022		December 31, 2021
(unaudited - millions of Canadian $)	Carrying amount	Fair value	Carrying amount	Fair value

Long-term debt, including current portion[1,2]	(42,000)	(39,076)	(38,661)	(45,615)
Junior subordinated notes	(10,634)	(9,365)	(8,939)	(9,236)
	(52,634)	(48,441)	(47,600)	(54,851)
1Long-term debt is recorded at amortized cost, except for US$1.0 billion (December 31, 2021 – nil) that is attributed to hedged risk and recorded at fair value.
2Net income for the three and nine months ended September 30, 2022 included unrealized gains of $73 million and $71 million, respectively (2021 – nil) for fair value adjustments attributable to the hedged interest rate risk associated with interest rate swap fair value hedging relationships on US$1.0 billion of long-term debt at September 30, 2022 (December 31, 2021 – nil). There were no other unrealized gains or losses from fair value adjustments to the non-derivative financial instruments.
TC Energy Third Quarter 2022 | 77

Available-for-sale assets summary
The following tables summarize additional information about the Company's restricted investments that were classified as available-for-sale assets:

	September 30, 2022		December 31, 2021
(unaudited - millions of Canadian $)	LMCI restricted investments	Other restricted investments[1]	LMCI restricted investments	Other restricted investments[1]

Fair values of fixed income securities[2,3]
Maturing within 1 year	1	53	—	26
Maturing within 1-5 years	9	108	8	107
Maturing within 5-10 years	1,100	—	1,150	—
Maturing after 10 years	74	—	84	—
Fair value of equity securities[2,4]	690	—	817	—
	1,874	161	2,059	133
1Other restricted investments have been set aside to fund insurance claim losses to be paid by the Company's wholly-owned captive insurance subsidiary.
2Available-for-sale assets are recorded at fair value and included in Other current assets and Restricted investments on the Company's Condensed consolidated balance sheet.
3Classified in Level II of the fair value hierarchy.
4Classified in Level I of the fair value hierarchy.

	September 30, 2022		September 30, 2021
(unaudited - millions of Canadian $)	LMCI restricted investments[1]	Other restricted investments[2]	LMCI restricted investments[1]	Other restricted investments[2]

Net unrealized losses in the period
three months ended	—	(2)	(13)	—
nine months ended	(300)	(8)	(4)	(1)
Net realized (losses)/gains in the period[3]
three months ended	(10)	—	9	—
nine months ended	(26)	—	6	—
1Gains and losses arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses as regulatory assets and liabilities, respectively.
2Losses on other restricted investments are included in Interest income and other in the Condensed consolidated statement of income.
3Realized gains and losses on the sale of LMCI restricted investments are determined using the average cost basis.
Derivative Instruments
Fair value of derivative instruments
The fair value of foreign exchange and interest rate derivatives has been calculated using the income approach which uses period-end market rates and applies a discounted cash flow valuation model. The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the Black-Scholes pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
In some cases, even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
78 | TC Energy Third Quarter 2022

The recognition of gains and losses on derivatives for Canadian natural gas regulated pipeline exposures is determined through the regulatory process. Gains and losses arising from changes in the fair value of derivatives accounted for as part of rate-regulated accounting, including those that qualify for hedge accounting treatment, are expected to be recovered or refunded through the tolls charged by the Company. As a result, these gains and losses are deferred as regulatory assets and regulatory liabilities and are collected from or refunded to the rate payers in subsequent years when the derivative settles.
Balance sheet presentation of derivative instruments
The balance sheet classification of the fair value of derivative instruments was as follows:

at September 30, 2022	Cash flow hedges	Fair value hedges	Net investment hedges	Held for trading	Total fair value of derivative instruments[1]
(unaudited - millions of Canadian $)

Other current assets
Commodities[2]	—	—	—	663	663
Foreign exchange	—	—	3	36	39
	—	—	3	699	702
Other long-term assets
Commodities[2]	1	—	—	47	48
Foreign exchange	—	—	6	15	21
	1	—	6	62	69
Total Derivative Assets	1	—	9	761	771
Accounts payable and other
Commodities[2]	(42)	—	—	(682)	(724)
Foreign exchange	—	—	(63)	(285)	(348)
Interest rate	—	(8)	—	—	(8)
	(42)	(8)	(63)	(967)	(1,080)
Other long-term liabilities
Commodities[2]	(4)	—	—	(57)	(61)
Foreign exchange	—	—	(32)	(83)	(115)
Interest rate	—	(63)	—	—	(63)
	(4)	(63)	(32)	(140)	(239)
Total Derivative Liabilities	(46)	(71)	(95)	(1,107)	(1,319)
Total Derivatives	(45)	(71)	(86)	(346)	(548)
1Fair value equals carrying value.
2Includes purchases and sales of power, natural gas, liquids and emission credits.

TC Energy Third Quarter 2022 | 79

at December 31, 2021	Cash flow hedges	Net investment hedges	Held for trading	Total fair value of derivative instruments[1]
(unaudited - millions of Canadian $)

Other current assets
Commodities[2]	—	—	122	122
Foreign exchange	—	10	37	47
	—	10	159	169
Other long-term assets
Commodities[2]	—	—	8	8
Foreign exchange	—	32	6	38
Interest rate	2	—	—	2
	2	32	14	48
Total Derivative Assets	2	42	173	217
Accounts payable and other
Commodities[2]	(23)	—	(138)	(161)
Foreign exchange	—	(4)	(46)	(50)
Interest rate	(10)	—	—	(10)
	(33)	(4)	(184)	(221)
Other long-term liabilities
Commodities[2]	(4)	—	(6)	(10)
Foreign exchange	—	(19)	(10)	(29)
Interest rate	(8)	—	—	(8)
	(12)	(19)	(16)	(47)
Total Derivative Liabilities	(45)	(23)	(200)	(268)
Total Derivatives	(43)	19	(27)	(51)
1Fair value equals carrying value.
2Includes purchases and sales of power, natural gas and liquids.
The majority of derivative instruments held-for-trading have been entered into for risk management purposes and all are subject to the Company's risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Derivatives in fair value hedging relationships
The following table details amounts recorded on the Condensed consolidated balance sheet in relation to cumulative adjustments for fair value hedges included in the carrying amount of the hedged liabilities:

	Carrying amount		Fair value hedging adjustments[1]
(unaudited - millions of Canadian $)	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021

Long-term debt	(1,304)	—	71	—
1At September 30, 2022 and December 31, 2021, adjustments for discontinued hedging relationships included in these balances were nil.
80 | TC Energy Third Quarter 2022

Notional and maturity summary
The maturity and notional amount or quantity outstanding related to the Company's derivative instruments excluding hedges of the net investment in foreign operations was as follows:

at September 30, 2022	Power	Natural Gas	Liquids	Emission credits	Foreign exchange	Interest rate
(unaudited)

Net sales/(purchases)[1]	629	(21)	10	100	—	—
Millions of U.S. dollars	—	—	—	—	7,571	1,000
Millions of Mexican pesos	—	—	—	—	9,747	—
Maturity dates	2022-2026	2022-2027	2022-2024	2022	2022-2026	2030
1Volumes for power, natural gas, liquids and emission credit derivatives are in GWh, Bcf, MMBbls and thousand metric tonnes CO2, respectively.

at December 31, 2021	Power	Natural Gas	Liquids	Foreign exchange	Interest rate
(unaudited)

Net sales/(purchases)[1]	490	(52)	4	—	—
Millions of U.S. dollars	—	—	—	6,636	650
Millions of Mexican pesos	—	—	—	5,500	—
Maturity dates	2022-2026	2022-2027	2022	2022-2026	2024-2026
1Volumes for power, natural gas and liquids derivatives are in GWh, Bcf and MMBbls, respectively.
Unrealized and Realized Gains and Losses on Derivative Instruments
The following summary does not include hedges of the net investment in foreign operations:

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2022	2021	2022	2021

Derivative Instruments Held-for-Trading[1]
Amount of unrealized gains/(losses) in the period
Commodities	42	(43)	(16)	(27)
Foreign exchange	(283)	(125)	(321)	(183)
Amount of realized gains/(losses) in the period
Commodities	165	58	561	167
Foreign exchange	(1)	37	27	195
Derivative Instruments in Hedging Relationships
Amount of realized (losses)/gains in the period
Commodities	(21)	(9)	(39)	(32)
Interest rate	2	(6)	—	(18)
1Realized and unrealized gains and losses on held-for-trading derivative instruments used to purchase and sell commodities are included on a net basis in Revenues. Realized and unrealized gains and losses on foreign exchange held-for-trading derivative instruments are included on a net basis in Interest income and other.
TC Energy Third Quarter 2022 | 81

Derivatives in cash flow hedging relationships
The components of OCI (Note 12) related to the change in fair value of derivatives in cash flow hedging relationships before tax and including the portion attributable to non-controlling interests were as follows:

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $, pre-tax)	2022	2021	2022	2021

Change in fair value of derivative instruments recognized in OCI[1]
Commodities	(23)	(16)	(42)	(31)
Interest rate	—	(3)	36	12
	(23)	(19)	(6)	(19)
1No amounts have been excluded from the assessment of hedge effectiveness. Amounts in parentheses indicate losses recorded to OCI.
Effect of fair value and cash flow hedging relationships
The following table details amounts presented in the Condensed consolidated statement of income in which the effects of fair value or cash flow hedging relationships were recorded:

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2022	2021	2022	2021

Fair Value Hedges
Interest rate contracts[1]
Hedged items	(10)	—	(12)	—
Derivatives designated as hedging instruments	1	—	2	—
Cash Flow Hedges
Reclassification of losses on derivative instruments from AOCI to Net income[2,3]
Commodities[4]	(10)	(8)	(24)	(13)
Interest rate[1]	(3)	(10)	(13)	(28)
1Presented within Interest expense in the Condensed consolidated statement of income.
2Refer to Note 12, Other comprehensive income and accumulated other comprehensive income/(loss), for the components of OCI related to derivatives in cash flow hedging relationships.
3There are no amounts recognized in earnings that were excluded from effectiveness testing.
4Presented within Revenues (Power and Storage) in the Condensed consolidated statement of income.
82 | TC Energy Third Quarter 2022

Offsetting of derivative instruments
The Company enters into derivative contracts with the right to offset in the normal course of business as well as in the event of default. TC Energy has no master netting agreements, however, similar contracts are entered into containing rights to offset. The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the Condensed consolidated balance sheet. The following table shows the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

at September 30, 2022	Gross derivative instruments	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)

Derivative instrument assets
Commodities	711	(610)	101
Foreign exchange	60	(60)	—
	771	(670)	101
Derivative instrument liabilities
Commodities	(785)	610	(175)
Foreign exchange	(463)	60	(403)
Interest rate	(71)	—	(71)
	(1,319)	670	(649)
1Amounts available for offset do not include cash collateral pledged or received.

at December 31, 2021	Gross derivative instruments	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)

Derivative instrument assets
Commodities	130	(91)	39
Foreign exchange	85	(54)	31
Interest rate	2	(1)	1
	217	(146)	71
Derivative instrument liabilities
Commodities	(171)	91	(80)
Foreign exchange	(79)	54	(25)
Interest rate	(18)	1	(17)
	(268)	146	(122)
1Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $150 million and letters of credit of $19 million at September 30, 2022 (December 31, 2021 – $144 million and $130 million, respectively) to its counterparties. At September 30, 2022, the Company held $2 million of cash collateral and a $13 million balance in letters of credit (December 31, 2021 – nil and $6 million, respectively) from counterparties on asset exposures.
Credit-risk-related contingent features of derivative instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits.
TC Energy Third Quarter 2022 | 83

Based on contracts in place and market prices at September 30, 2022, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position was $21 million (December 31, 2021 – $5 million), for which the Company has provided no collateral in the normal course of business. If the credit-risk-related contingent features in these agreements were triggered on September 30, 2022, the Company would have been required to provide collateral equal to the fair value of the related derivative instruments discussed above. Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.
The Company has sufficient liquidity in the form of cash and undrawn committed revolving credit facilities to meet these contingent obligations should they arise.
Fair Value Hierarchy
The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How fair value has been determined

Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II
This category includes interest rate and foreign exchange derivative assets and liabilities where fair value is determined using the income approach and commodity derivatives where fair value is determined using the market approach.
Inputs include published exchange rates, interest rates, interest rate swap curves, yield curves and broker quotes from external data service providers.

Level III
This category includes long-dated commodity transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, if not available, long-term broker quotes to estimate the fair value for these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company’s derivative assets and liabilities measured on a recurring basis, including both current and non-current portions, were categorized as follows:

at September 30, 2022	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]
(unaudited - millions of Canadian $)				Total

Derivative instrument assets
Commodities	557	154	—	711
Foreign exchange	—	60	—	60
Derivative instrument liabilities
Commodities	(572)	(197)	(16)	(785)
Foreign exchange	—	(463)	—	(463)
Interest rate	—	(71)	—	(71)
	(15)	(517)	(16)	(548)
1There were no transfers from Level II to Level III for the nine months ended September 30, 2022.
84 | TC Energy Third Quarter 2022

at December 31, 2021	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]
(unaudited - millions of Canadian $)				Total

Derivative instrument assets
Commodities	39	91	—	130
Foreign exchange	—	85	—	85
Interest rate	—	2	—	2
Derivative instrument liabilities
Commodities	(49)	(116)	(6)	(171)
Foreign exchange	—	(79)	—	(79)
Interest rate	—	(18)	—	(18)
	(10)	(35)	(6)	(51)
1There were no transfers from Level II to Level III for the year ended December 31, 2021.
The following table presents the net change in fair value of derivative assets and liabilities classified as Level III of the fair value hierarchy:

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2022	2021	2022	2021

Balance at beginning of period	(15)	(5)	(6)	(4)
Net losses included in Net income	(3)	(1)	(11)	(2)
Net losses included in OCI	(1)	—	(2)	—
Transfers to Level II	2	—	2	—
Settlements	1	—	1	—
Balance at End of Period[1]	(16)	(6)	(16)	(6)
1For the three and nine months ended September 30, 2022, there were unrealized losses of $3 million and $11 million, respectively, recognized in Revenues attributed to derivatives in the Level III category that were held at September 30, 2022 (2021 – unrealized losses of $1 million and $2 million, respectively).

TC Energy Third Quarter 2022 | 85

15. CONTINGENCIES AND GUARANTEES
Contingencies
TC Energy and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such normal course proceedings and actions will not have a material impact on the Company’s consolidated financial position or results of operations.
Guarantees
TC Energy and its partner on the Sur de Texas pipeline, IEnova, have jointly guaranteed the financial performance of the entity which owns the pipeline. Such agreements include a guarantee and a letter of credit which are primarily related to the delivery of natural gas.
TC Energy and its joint venture partner on Bruce Power, BPC Generation Infrastructure Trust, have each severally guaranteed certain contingent financial obligations of Bruce Power related to a lease agreement and contractor and supplier services.
The Company and its partners in certain other jointly-owned entities have either (i) jointly and severally, (ii) jointly or (iii) severally guaranteed the financial performance of these entities. Such agreements include guarantees and letters of credit which are primarily related to construction services and the payment of liabilities. For certain of these entities, any payments made by TC Energy under these guarantees in excess of its ownership interest are to be reimbursed by its partners.
The carrying value of these guarantees has been included in Other long-term liabilities on the Condensed consolidated balance sheet. Information regarding the Company’s guarantees is as follows:

		September 30, 2022		December 31, 2021
(unaudited - millions of Canadian $)	Term	Potential exposure[1]	Carrying value	Potential exposure[1]	Carrying value

Sur de Texas	to 2043	101	—	93	—
Bruce Power	to 2023	88	—	88	—
Other jointly-owned entities	to 2043	81	3	80	4
		270	3	261	4
1TC Energy's share of the potential estimated current or contingent exposure.

86 | TC Energy Third Quarter 2022

16. VARIABLE INTEREST ENTITIES
The assessment of whether an entity is a VIE and, if so, whether the Company is the primary beneficiary is completed at the inception of the entity or at a reconsideration event. The Company examines specific criteria and uses its judgment when determining if it is the primary beneficiary of a VIE.
Consolidated VIEs
The Company's consolidated VIEs consist of legal entities where the Company is the primary beneficiary. As the primary beneficiary, the Company has the power, through voting or similar rights, to direct the activities of the VIE that most significantly impact economic performance including purchasing or selling significant assets; maintenance and operations of assets; incurring additional indebtedness; or determining the strategic operating direction of the entity. In addition, the Company has the obligation to absorb losses or the right to receive benefits from the consolidated VIE that could potentially be significant to the VIE.
A significant portion of the Company’s assets are held through VIEs in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business and the VIE’s assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than the settlement of the VIE’s obligations, or are not considered a business, are as follows:

(unaudited - millions of Canadian $)	September 30, 2022	December 31, 2021

ASSETS
Current Assets
Cash and cash equivalents	68	72
Accounts receivable	74	70
Inventories	29	28
Other current assets	9	13
	180	183
Plant, Property and Equipment	4,036	3,672
Equity Investments	950	890
Goodwill	457	421
	5,623	5,166
LIABILITIES
Current Liabilities
Accounts payable and other	258	232
Accrued interest	23	17
Current portion of long-term debt	32	29
	313	278
Regulatory Liabilities	77	66
Other Long-Term Liabilities	—	1
Deferred Income Tax Liabilities	14	13
Long-Term Debt	2,170	2,025
	2,574	2,383

TC Energy Third Quarter 2022 | 87

Non-Consolidated VIEs
The Company’s non-consolidated VIEs consist of legal entities where the Company is not the primary beneficiary as it does not have the power to direct the activities that most significantly impact the economic performance of these VIEs or where this power is shared with third parties. The Company contributes capital to these VIEs and receives ownership interests that provide it with residual claims on assets after liabilities are paid.
In third quarter 2022, there was a reconsideration event for the Company’s investment in Coastal GasLink LP as a result of revised project agreements and a further $1,880 million equity contribution from TC Energy. The Company exercised judgment in performing the primary beneficiary analysis and determined that power continues to be shared with its partners; therefore, TC Energy is not the primary beneficiary. In addition, the Company evaluated its investment in Coastal GasLink LP and concluded there was no indication of impairment as at September 30, 2022. Adverse changes to the Company's expectations around future developments may indicate a reduction in estimated future cash flows and could result in an impairment to this investment.
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs are as follows:

(unaudited - millions of Canadian $)	September 30, 2022	December 31, 2021

Balance Sheet Exposure
Loan receivable from affiliate[1]	—	1
Equity investments
Bruce Power	4,969	4,493
Coastal GasLink[2]	2,738	386
Other pipeline equity investments	1,303	1,219
Long-term loans receivable from affiliate[1]	250	238
Off-Balance Sheet Exposure[3]
Bruce Power[4]	2,177	974
Coastal GasLink[5]	475	3,037
Other pipeline equity investments	97	171
Maximum Exposure to Loss	12,009	10,519
1 Refer to Note 7, Loans receivable from affiliates, for additional information.
2 Includes a $1,880 million equity contribution from TC Energy, payable in monthly installments from August 2022 to February 2023. At September 30, 2022, a liability for the $1,343 million remaining portion of the equity contribution has been accrued and is reflected in Accounts payable and other on the Company’s Condensed consolidated balance sheet.
3 Includes maximum potential exposure to guarantees and future funding commitments.
4 On March 7, 2022, the IESO verified Bruce Power's Unit 3 MCR program final cost and schedule duration estimate submitted in December 2021. As at September 30, 2022, the maximum exposure includes TC Energy’s portion of capital to be invested under the Unit 3 MCR program as well as the expected increase in the capital to be invested under the Asset Management program through 2027.
5 Represents the total capacity of $2,068 million (December 31, 2021 – $3,275 million) committed under a subordinated loan agreement with Coastal GasLink LP less a $250 million (December 31, 2021 – $238 million) balance outstanding under this loan agreement as at September 30, 2022 and less the $1,343 million (December 31, 2021 – nil) accrual for the remaining portion of the equity contribution noted above. Refer to Note 7, Loans receivable from affiliates, for additional information.

88 | TC Energy Third Quarter 2022